Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2019 and 2018
(unaudited)

Interim Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2019	2018	2019	2018
		$	$	$	$
Revenue	8	3,068,263	2,950,258	6,032,209	5,767,153
Operating expenses
Costs of services, selling and administrative		2,610,879	2,525,892	5,137,668	4,936,524
Acquisition-related and integration costs	6b	8,554	11,115	12,992	26,861
Restructuring costs		—	27,535	—	60,308
Net finance costs		18,781	17,313	33,391	34,447
Foreign exchange loss (gain)		3,263	16	1,248	(53)
		2,641,477	2,581,871	5,185,299	5,058,087
Earnings before income taxes		426,786	368,387	846,910	709,066
Income tax expense		108,505	94,015	217,155	149,429
Net earnings		318,281	274,372	629,755	559,637
Earnings per share
Basic earnings per share	5c	1.16	0.96	2.29	1.95
Diluted earnings per share	5c	1.14	0.94	2.25	1.92

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    1

Interim Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2019	2018	2019	2018
	$	$	$	$
Net earnings	318,281	274,372	629,755	559,637
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(214,053)	300,829	127,502	357,187
Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	55,156	(64,756)	(20,036)	(79,601)
Deferred costs of hedging on cross-currency swaps	13,763	—	20,790	—
Net unrealized (losses) gains on cash flow hedges	(49)	(4,492)	39,426	(2,804)
Net unrealized gains (losses) on financial assets at fair value through other comprehensive income	1,912	(682)	2,682	(999)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(18,415)	(6,387)	(25,347)	6,650
Other comprehensive (loss) income	(161,686)	224,512	145,017	280,433
Comprehensive income	156,595	498,884	774,772	840,070

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2019	As at September 30, 2018
		$	$
Assets
Current assets
Cash and cash equivalents	7c and 9	543,958	184,091
Accounts receivable		1,462,066	1,481,368
Work in progress		1,067,694	942,826
Current derivative financial instruments	9	22,230	12,395
Prepaid expenses and other current assets		167,335	153,554
Income taxes		4,083	4,646
Total current assets before funds held for clients		3,267,366	2,778,880
Funds held for clients		384,232	325,552
Total current assets		3,651,598	3,104,432
Property, plant and equipment		399,614	388,093
Contract costs		238,237	243,147
Intangible assets		457,602	479,326
Investment in Acando AB	6a	139,840	—
Other long-term assets		102,641	104,948
Long-term financial assets		157,740	117,736
Deferred tax assets		113,415	139,664
Goodwill		7,448,730	7,341,720
		12,709,417	11,919,066

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,233,941	1,134,802
Accrued compensation		603,271	602,245
Current derivative financial instruments	9	6,642	39,418
Deferred revenue		467,871	399,549
Income taxes		211,096	194,681
Provisions		62,623	72,068
Current portion of long-term debt		167,712	348,580
Total current liabilities before clients’ funds obligations		2,753,156	2,791,343
Clients’ funds obligations		383,338	328,324
Total current liabilities		3,136,494	3,119,667
Long-term income taxes		9,843	10,603
Long-term provisions		29,703	25,933
Long-term debt		1,970,263	1,452,313
Other long-term liabilities		204,186	205,646
Long-term derivative financial instruments	9	37,045	77,754
Deferred tax liabilities		155,857	173,009
Retirement benefits obligations		183,804	169,334
		5,727,195	5,234,259

Equity
Retained earnings		4,426,951	4,251,424
Accumulated other comprehensive income	4	346,613	201,596
Capital stock	5a	1,984,958	2,018,592
Contributed surplus		223,700	213,195
		6,982,222	6,684,807
		12,709,417	11,919,066

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    3

Interim Consolidated Statements of Changes in Equity
For the six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		629,755	—	—	—	629,755
Other comprehensive income		—	145,017	—	—	145,017
Comprehensive income		629,755	145,017	—	—	774,772
Share-based payment costs		—	—	—	20,714	20,714
Income tax impact associated with stock options		—	—	—	4,378	4,378
Exercise of stock options	5a	—	—	38,627	(6,936)	31,691
Exercise of performance share units	5a	—	—	7,651	(7,651)	—
Purchase for cancellation of Class A subordinate voting shares	5a	(454,228)	—	(49,172)	—	(503,400)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(30,740)	—	(30,740)
Balance as at March 31, 2019		4,426,951	346,613	1,984,958	223,700	6,982,222

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		559,637	—	—	—	559,637
Other comprehensive income		—	280,433	—	—	280,433
Comprehensive income		559,637	280,433	—	—	840,070
Share-based payment costs		—	—	—	23,195	23,195
Income tax impact associated with stock options		—	—	—	(3,445)	(3,445)
Exercise of stock options	5a	—	—	65,585	(11,994)	53,591
Exercise of performance share units	5a	—	—	7,439	(7,439)	—
Purchase for cancellation of Class A subordinate voting shares	5a	(223,792)	—	(7,951)	—	(231,743)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts		—	—	504	24	528
Balance as at March 31, 2018		4,130,284	439,824	2,095,513	194,412	6,860,033

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    4

Interim Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2019	2018	2019	2018
		$	$	$	$
Operating activities
Net earnings		318,281	274,372	629,755	559,637
Adjustments for:
Amortization and depreciation		97,966	97,104	193,666	190,394
Deferred income taxes		(13,195)	(14,704)	(6,358)	(65,737)
Foreign exchange (gain) loss		(5,353)	(547)	7,981	2,770
Share-based payment costs		11,250	10,993	20,714	23,195
Net change in non-cash working capital items	7a	53,056	58,434	7,776	125,483
Cash provided by operating activities		462,005	425,652	853,534	835,742

Investing activities
Business acquisitions (considering the bank overdraft assumed and cash acquired)	6a	(741)	(5,405)	(24,249)	(204,402)
Investment in Acando AB	6a	(61,729)	—	(61,729)	—
Purchase of property, plant and equipment		(43,352)	(37,120)	(76,522)	(67,142)
Additions to contract costs		(14,279)	(24,404)	(34,069)	(41,844)
Additions to intangible assets		(24,993)	(29,766)	(52,990)	(53,170)
Purchase of long-term investments		(5,480)	(1,503)	(8,823)	(7,825)
Proceeds from sale of long-term investments		5,025	—	5,770	1,287
Cash used in investing activities		(145,549)	(98,198)	(252,612)	(373,096)

Financing activities
Net change in unsecured committed revolving credit facility		—	(70,564)	(194,795)	(112,360)
Increase of long-term debt		3,205	—	677,728	13,299
Repayment of long-term debt		(13,751)	(19,197)	(214,393)	(32,460)
Repayment of debt assumed in business acquisitions		—	—	—	(21,946)
Settlement of derivative financial instruments	9	—	—	(1,934)	—
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(30,740)	(24,789)
Resale of Class A subordinate voting shares held in trusts		—	—	—	528
Purchase and cancellation of Class A subordinate voting shares	5a	(159,254)	(231,443)	(507,580)	(231,443)
Issuance of Class A subordinate voting shares		15,340	29,150	30,721	53,364
Cash used in financing activities		(154,460)	(292,054)	(240,993)	(355,807)
Effect of foreign exchange rate changes on cash and cash equivalents		(24,170)	13,204	(62)	14,835
Net increase in cash and cash equivalents		137,826	48,604	359,867	121,674
Cash and cash equivalents, beginning of period		406,132	238,942	184,091	165,872
Cash and cash equivalents, end of period		543,958	287,546	543,958	287,546

Supplementary cash flow information (Note 7).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Inc. (the Company), directly or through its subsidiaries, provides information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011, and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2018 which were consistently applied to all periods presented, except for the new accounting standards adopted on October 1, 2018, as described below in Note 3, Changes in accounting policies.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2018.
The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2019 and 2018 were authorized for issue by the Board of Directors on April 30, 2019.
3.Changes in accounting policies
ADOPTION OF ACCOUNTING STANDARDS
The following standards have been adopted by the Company on October 1, 2018:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
IFRS 15 was adopted by the Company using the modified retrospective method, with no restatement of comparative figures.
The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:

–
Initial implementation activities of outsourcing and BPS arrangements, previously not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation if they meet the criteria of being distinct under IFRS 15 resulting in acceleration of revenue recognition and related contract costs.

–
Previously, when a software license had value to the client on a stand-alone basis and was identified as a separately identifiable component, revenue from the software license was recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license is now combined with the services resulting in deferral of revenue recognition.

–
The Company changed its presentation of work in progress and deferred revenue which are now presented on a contract-by-contract basis separately from accounts receivable and no longer for each project as it was previously the case for systems integration and consulting services arrangements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)
IFRS 15 - Revenue from Contracts with Customers (continued)

–
IFRS 15 indicates that IAS 37, Provisions, Contingent Liabilities and Contingent Assets, should now be applied to estimated losses on revenue-generating contracts. Therefore, related amounts previously classified as accounts payable and accrued liabilities and other long-term liabilities are now classified as current and non-current provisions.

–
IFRS 15 requires additional disclosures related to disaggregation of revenue from contracts with customers. As a result, the Company is now disclosing on a quarterly basis information on revenue by geography, service type and major clients in Note 8, Segmented Information, consistent with the information disclosed annually in the Company's consolidated financial statements.

–	Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 15 did not have a material impact on the Company’s interim condensed consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.
IFRS 9 was adopted retrospectively by the Company, with no restatement of comparative figures.
The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:

–
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets previously classified as loans and receivables are now classified at amortized cost and continue to be measured as such. Financial assets previously classified as available-for-sale are now classified at fair value through other comprehensive income and continue to be measured as such. Other financial assets and derivatives that do not qualify for hedge accounting are still classified and measured at fair value through earnings. Financial liabilities previously classified as other liabilities are now classified at amortized cost and continue to be measured as such.

–
The standard introduces a new impairment model which applies to the Company’s trade accounts receivable, contract assets, long-term receivables and long-term bonds. The Company is not subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher. The Company has applied the simplified approach on its accounts receivable, contract assets and long-term receivables and used the low credit risk exemption on its long-term bonds.

–
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company had applied the new hedge accounting model and the existing hedge relationships continue to qualify for hedge accounting under this new model. The Company had elected to account for the forward element of the cross-currency swaps as costs of hedging. Accordingly, as of October 1, 2018, an amount of $25,997,000 of deferred costs of hedging, net of accumulated tax recovery of $3,885,000, was recognized in a separate component of the accumulated other comprehensive income.

–	Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 9 did not have a material impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGE
The following standard has been issued but is not yet effective. The Company’s preliminary assessment is subject to change, as the Company is progressing in the assessment of the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee's classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company plans to adopt IFRS 16 using the modified retrospective method and apply the exemptions for short-term leases and leases of low-value assets.
In preparation for the conversion to IFRS 16, the Company has developed a detailed conversion plan consisting of three phases: 1) awareness and assessment, 2) design and 3) implementation. As part of the first phase, the Company has established a steering committee responsible for monitoring the progress and approving recommendations from the project team. The steering committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.The Company has mostly completed the first phase of the conversion plan and is in the process of evaluating the impact of the additional disclosure requirements. The Company expects that the adoption of IFRS 16 will result in a material increase to its assets and liabilities through the recognition of right-of-use assets and of lease liabilities. However, it is not yet possible to reliably quantify the impact of the effects of IFRS 16.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses. The Company does not expect that the adoption of IFRS 16 will have an impact on its ability to comply with the external covenants disclosed in Note 32, Capital risk management, of the consolidated financial statements of the Company for the year ended September 30, 2018 related to its Senior U.S. and euro unsecured notes, unsecured committed revolving credit facility and unsecured committed term loan credit facility.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.    Accumulated other comprehensive income

	As at March 31, 2019	As at September 30, 2018
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $70,656 ($72,054 as at September 30, 2018)	886,517	759,015
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $73,257 ($73,502 as at September 30, 2018)	(473,439)	(479,400)
Deferred costs of hedging on cross-currency swaps, net of accumulated income tax recovery of $1,185 (nil as at September 30, 2018)	(5,207)	—
Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $8,669 (net of accumulated income tax recovery of $12,286 as at September 30, 2018)	12,640	(26,786)
Net unrealized gains (losses) on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $240 (net of accumulated income tax recovery of $734 as at September 30, 2018)	66	(2,616)
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $20,087 ($13,021 as at September 30, 2018)	(73,964)	(48,617)
	346,613	201,596
For the six months ended March 31, 2019, $1,560,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $917,000, were reclassified to net earnings for the derivative financial instruments designated as cash flow hedges.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share

a)	Capital stock

Class A subordinate voting shares			Class B multiple voting shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2018	250,425,114	1,978,210	28,945,706	40,382	279,370,820	2,018,592
Issued upon exercise of stock options[1]	894,818	38,627	—	—	894,818	38,627
Performance share units (PSUs) exercised[2]	—	7,651	—	—	—	7,651
Purchased and cancelled[3]	(6,130,600)	(49,172)	—	—	(6,130,600)	(49,172)
Purchased and held in trusts[4]	—	(30,740)	—	—	—	(30,740)
As at March 31, 2019	245,189,332	1,944,576	28,945,706	40,382	274,135,038	1,984,958

[1]
The carrying value of Class A subordinate voting shares includes $6,936,000 ($11,994,000 for the six months ended March 31, 2018), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the six months ended March 31, 2019, 160,694 PSUs were exercised (172,068 during the six months ended March 31, 2018) with a recorded value of $7,651,000 ($7,439,000 during the six months ended March 31, 2018) that was removed from contributed surplus. As at March 31, 2019, 875,480 Class A subordinate voting shares were held in trusts under the PSU plans (661,179 as at March 31, 2018).

3 On January 30, 2019, the Company’s Board of Directors authorized and subsequently received the regulatory approval for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,100,499 Class A subordinate voting shares on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2019 until no later than February 5, 2020, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the NCIB.
During the six months ended March 31, 2019, the Company purchased for cancellation 6,080,600 Class A subordinate voting shares under its previous and current NCIB for a cash consideration of $503,400,000 and the excess of the purchase price over the carrying value in the amount of $454,228,000 was charged to retained earnings.
As of September 30, 2018, 50,000 of the purchased for cancellation Class A subordinate voting shares with a carrying value of $402,000 and a cash consideration of $4,180,000 were held by the Company and were paid and cancelled during the six months ended March 31, 2019.

[4]
During the six months ended March 31, 2019, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 374,995 Class A subordinate voting shares of the Company on the open market (372,290 during the six months ended March 31, 2018) for a cash consideration of $30,740,000 ($24,789,000 during the six months ended March 31, 2018).

On February 26, 2018, the Company entered into a private agreement with a related party, the Founder and Executive Chairman of the Board of the Company, to purchase for cancellation 3,230,450 Class A subordinate voting shares for a cash consideration of $231,443,000 excluding transaction costs of $300,000 which were paid subsequent to March 31, 2018. The excess of the purchase price over the carrying value in the amount of $223,792,000 was charged to retained earnings. The transaction was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt the Company from the issuer bid requirements. The purchase was considered within the annual aggregate limit that the Company was entitled to purchase under its previous NCIB.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2018	12,830,826
Granted	49,582
Exercised (Note 5a)	(894,818)
Forfeited	(949,838)
Expired	(578)
Outstanding as at March 31, 2019	11,035,174
The weighted average fair value of stock options granted during the six months ended March 31 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2019	2018
Grant date fair value ($)	16.28	13.46
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	20.07	21.63
Risk-free interest rate (%)	2.32	1.59
Expected life (years)	4.00	4.00
Exercise price ($)	81.30	67.81
Share price ($)	81.30	67.81

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments (continued)

ii)	Performance share units (PSUs)
The Company operates two PSU plans with similar terms and conditions. Under both PSU plans, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.
Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2018	658,732
Granted[1]	472,187
Exercised (Note 5a)	(160,694)
Forfeited	(100,037)
Outstanding as at March 31, 2019	870,188

[1]	The PSUs granted in the period had a grant date fair value of $83.24 per unit.
c) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

					Three months ended March 31
	2019			2018
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	318,281	273,390,984	1.16	274,372	286,459,356	0.96
Net effect of dilutive stock options and PSUs[2]		4,688,016			4,538,137
	318,281	278,079,000	1.14	274,372	290,997,493	0.94

				Six months ended March 31
	2019			2018
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	629,755	275,200,796	2.29	559,637	286,631,179	1.95
Net effect of dilutive stock options and PSUs[2]		4,764,524			4,714,897
	629,755	279,965,320	2.25	559,637	291,346,076	1.92

[1]
During the three months ended March 31, 2019, 1,636,500 Class A subordinate voting shares purchased for cancellation and 875,480 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,230,450 and 661,179, respectively during the three months ended March 31, 2018). During the six months ended March 31, 2019, 6,080,600 Class A subordinate voting shares purchased for cancellation and 875,480 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,230,450 and 661,179, respectively during the six months ended March 31, 2018).

[2]
The calculation of the diluted earnings per share excluded 1,791,227 stock options for the three and six months ended March 31, 2019 (2,880,576 for the three and six months ended March 31, 2018), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.    Investments in subsidiaries and Acando AB
a) Business acquisitions and investment in Acando AB
On October 11, 2018, the Company acquired all outstanding shares of ckc AG (ckc), for a total cash consideration of $20,965,000 without considering the bank overdraft assumed of $2,543,000. ckc was a specialized provider of agile software development and management services, with a focus on the automotive sector, headquartered in Brunswick, Germany.
The purchase price is mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated with acquired workforce and synergies with the Company’s operations. The purchase price allocation is preliminary and is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
During the three months ended March 31, 2019, the Company also paid an additional cash consideration of $741,000 related to an acquisition realized in the prior fiscal year.
On March 11, 2019, the Company announced an all-cash tender offer to acquire all outstanding shares of Acando AB (Acando). Acando is a consulting services firm with strategic consulting, system integration and customer-centric digital innovation capabilities, headquartered in Stockholm, Sweden.
As at March 31, 2019, the Company acquired 22.6% of the outstanding shares of Acando, which is accounted for as an investment in an associate using the equity method, for a total cash consideration of $140,327,000. Of the total cash consideration, $78,598,000 was paid subsequent to March 31, 2019.
On April 16, 2019, the Company acquired an additional 71.1% of the outstanding shares of Acando for a cash consideration of $443,779,000. On April 26, 2019, the Company submitted a formal request to initiate compulsory acquisition proceedings in order to obtain the shares held by the remaining shareholders of Acando. At the time of the approval of the Company's interim condensed consolidated financial statements for the three and six months ended March 31, 2019, the initial accounting for the acquisition of Acando was incomplete as the Company was in process of collecting the information to complete the fair value allocation of the net assets acquired.
With strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI's proximity model and expertise across key sectors, including manufacturing, retail and government.
b) Acquisition-related and integration costs
During the three and six months ended March 31, 2019, the Company expensed $8,554,000 and $12,992,000, respectively, related to acquisition-related and integration costs. These amounts include acquisition-related costs of $604,000 and $699,000, respectively, and integration costs of $7,950,000 and $12,293,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employment of $5,956,000 and $8,881,000, respectively, accounted for in restructuring provisions, leases of vacated premises of $357,000 and $508,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $1,637,000 and $2,904,000, respectively.
During the three and six months ended March 31, 2018, the Company expensed $11,115,000 and $26,861,000, respectively, related to acquisition-related and integration costs. These amounts included acquisition-related costs of $540,000 and $1,425,000, respectively, and integration costs of $10,575,000 and $25,436,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly included termination of employment of $5,542,000 and $10,350,000, respectively, accounted for in restructuring provisions, leases of vacated premises of $1,163,000 and $10,711,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $3,870,000 and $4,375,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2019	2018	2019	2018
	$	$	$	$
Accounts receivable	21,901	138,038	60,372	50,255
Work in progress	(56,014)	(46,292)	(104,871)	(46,166)
Prepaid expenses and other assets	(32,894)	(19,587)	(20,831)	(1,345)
Long-term financial assets	(3,855)	(5,124)	806	(3,875)
Accounts payable and accrued liabilities	(3,780)	34,889	22,122	113,642
Accrued compensation	(8,501)	(20,387)	(7,712)	(18,866)
Deferred revenue	141,697	21,502	51,703	17,184
Provisions	(3,266)	(24,626)	(7,256)	(18,093)
Long-term liabilities	9,064	2,948	3,404	6,384
Retirement benefits obligations	2,053	(677)	89	(2,761)
Derivative financial instruments	(892)	(2,317)	(1,474)	(827)
Income taxes	(12,457)	(19,933)	11,424	29,951
	53,056	58,434	7,776	125,483
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2019	2018	2019	2018
	$	$	$	$
Net interest paid	29,060	22,531	49,316	38,128
Income taxes paid	109,815	112,010	168,937	152,457
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at March 31, 2019 and September 30, 2018.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information
In the prior fiscal year, management reviewed the Company's operating results through nine operating segments referred to as the Company's Strategic Business Units, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco); United States of America (U.S.) Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern  Europe (primarily Netherlands and Germany); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia.
Effective October 1, 2018, the Company revised its management structure which has since been managed through the following nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); Northern Europe (including Nordics, Baltics and Poland); Canada; U.S. Commercial and State Government; U.S. Federal; U.K.; Central and Eastern Europe (primarily Netherlands and Germany); Asia Pacific Global Delivery Centers of Excellence (India and Philippines); and Australia. The last two operating segments which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, have been aggregated together as Asia Pacific.
The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its revised management structure, which includes the transfer of the Belgium and Southern Europe operations from the Central and Eastern Europe to the Western and Southern Europe operating segment as well as other internal organizational changes. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended March 31, 2019
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K.	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	524,049	460,158	434,433	476,653	389,993	341,091	291,166	150,720	3,068,263
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	66,050	51,312	85,585	97,505	49,328	46,626	19,768	37,947	454,121
Acquisition-related and integration costs (Note 6b)									(8,554)
Net finance costs									(18,781)
Earnings before income taxes									426,786

[1]
Total amortization and depreciation of $97,692,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K., Central and Eastern Europe and Asia Pacific segments is $13,571,000, $14,167,000, $15,709,000, $18,415,000, $6,535,000, $16,103,000, $8,959,000 and $4,233,000, respectively for the three months ended March 31, 2019. Amortization includes impairment for a total amount of $3,118,000 related to a business solution that was no longer expected to generate future economic benefits, and is included in the Western and Southern Europe segment.

				For the three months ended March 31, 2018
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K.	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	528,071	474,866	421,699	427,982	368,765	316,032	266,597	146,246	2,950,258
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	77,404	48,095	91,891	61,689	46,821	50,408	20,952	27,090	424,350
Acquisition-related and integration costs (Note 6b)									(11,115)
Restructuring costs									(27,535)
Net finance costs									(17,313)
Earnings before income taxes									368,387

[1]
Total amortization and depreciation of $96,510,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K., Central and Eastern Europe and Asia Pacific segments is $10,393,000, $14,648,000, $16,154,000, $17,075,000, $5,437,000, $20,108,000, $8,371,000 and $4,324,000, respectively for the three months ended March 31, 2018.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)

		For the six months ended March 31, 2019
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K.	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	1,035,541	923,434	866,977	910,253	774,154	649,319	571,119	301,412	6,032,209
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	137,066	100,747	172,807	165,008	102,068	95,226	44,283	76,088	893,293
Acquisition-related and integration costs (Note 6b)									(12,992)
Net finance costs									(33,391)
Earnings before income taxes									846,910

[1]
Total amortization and depreciation of $193,201,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K., Central and Eastern Europe and Asia Pacific segments is $24,396,000, $28,591,000, $32,158,000, $35,984,000, $13,223,000, $32,898,000, $17,545,000 and $8,406,000, respectively for the six months ended March 31, 2019. Amortization includes impairment for a total amount of $3,118,000 related to a business solution that was no longer expected to generate future economic benefits, and is included in the Western and Southern Europe segment.

		For the six months ended March 31, 2018
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K.	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	1,012,686	947,270	828,391	831,604	727,838	604,392	509,416	305,556	5,767,153
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	146,297	92,705	179,265	122,339	95,179	97,490	39,315	58,092	830,682
Acquisition-related and integration costs (Note 6b)									(26,861)
Restructuring costs									(60,308)
Net finance costs									(34,447)
Earnings before income taxes									709,066

[1]
Total amortization and depreciation of $189,115,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K., Central and Eastern Europe and Asia Pacific segments is $20,096,000, $28,585,000, $33,800,000, $34,508,000, $10,506,000, $36,767,000, $16,443,000 and $8,410,000, respectively for the six months ended March 31, 2018.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2018. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2019	2018	2019	2018
	$	$	$	$
Western and Southern Europe
France	456,937	455,638	902,626	873,872
Others	68,822	78,218	138,039	148,534
	525,759	533,856	1,040,665	1,022,406

Northern Europe
Sweden	203,976	213,305	411,330	422,439
Finland	202,548	201,734	405,379	405,047
Others	78,190	83,769	154,095	166,164
	484,714	498,808	970,804	993,650

Canada	480,327	460,023	954,130	906,181

U.S.[1]	857,307	812,266	1,692,168	1,592,325

U.K.	399,310	347,915	741,049	666,494

Central and Eastern Europe
Germany	158,066	133,382	309,591	249,022
Netherlands	120,007	116,447	236,627	227,611
Others	19,250	18,260	37,251	34,216
	297,323	268,089	583,469	510,849

Asia Pacific
Others	23,523	29,301	49,924	75,248
	23,523	29,301	49,924	75,248
	3,068,263	2,950,258	6,032,209	5,767,153

[1]
External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $461,666,000 and $395,641,000, respectively for the three months ended March 31, 2019 ($437,407,000 and $374,859,000, respectively for the three months ended March 31, 2018). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $906,805,000 and $785,363,000, respectively for the six months ended March 31, 2019 ($852,635,000 and $739,690,000, respectively for the six months ended March 31, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2019	2018	2019	2018
	$	$	$	$
Systems integration and consulting	1,574,014	1,526,287	3,131,244	3,004,430
Management of IT and business functions	1,494,249	1,423,971	2,900,965	2,762,723
	3,068,263	2,950,258	6,032,209	5,767,153
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $382,737,000 and 12.5% of revenues for the three months ended March 31, 2019 ($342,890,000 and 11.6% for the three months ended March 31, 2018) and $739,255,000 and 12.3% of revenues for the six months ended March 31, 2019 ($687,026,000 and 11.9% for the six months ended March 31, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    18

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments
FAIR VALUE
All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.
The Company has made the following classifications:
Amortized cost
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
Fair value through earnings
Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.
Fair value through other comprehensive income
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.
There were no changes in valuation techniques during the six months ended March 31, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    19

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2019		As at September 30, 2018
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,385,385	1,436,378	1,517,334	1,550,329
Unsecured committed revolving credit facility	Level 2	—	—	194,795	194,795
Unsecured committed term loan credit facility	Level 2	668,100	668,100	—	—
Obligations other than finance leases	Level 2	22,964	22,399	30,124	29,130
Obligations under finance leases	Level 2	32,786	32,122	29,909	29,193
Other long-term debt	Level 2	28,740	27,738	28,731	27,674
		2,137,975	2,186,737	1,800,893	1,831,121
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2019	As at September 30, 2018
		$	$
Financial assets
Financial assets at fair value through earning
Cash and cash equivalents	Level 2	543,958	184,091
Deferred compensation plan assets	Level 1	59,081	56,900
		603,039	240,991
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	22,230	12,395
Long-term derivative financial instruments	Level 2	45,982	11,312
		68,212	23,707
Financial assets at fair value through other comprehensive income
Long-term bonds included in funds held for clients	Level 2	187,888	184,401
Long-term investments	Level 2	34,170	30,054
		222,058	214,455
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	6,642	39,418
Long-term derivative financial instruments	Level 2	37,045	77,754
		43,687	117,172
There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    20

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at March 31, 2019	As at September 30, 2018
		$	$
Hedges of net investments in European operations
€365,700 cross-currency swaps to Canadian dollar (€490,500 as at September 30, 2018)	Current assets	3,718	8,545
	Long-term assets	4,427	—
	Long-term liabilities	—	6,560

kr371,900 cross-currency swaps to Canadian dollar (kr371,900 as at September 30, 2018)	Long-term assets	5,093	2,553

£75,842 cross-currency swaps to Canadian dollar (£75,842 as at September 30, 2018)	Long-term assets	5,509	6,311

Hedges of net investments in European operations and cash flow hedges of unsecured committed term loan credit facility
U.S.$500,000 cross-currency swaps to euro (nil as at September 30, 2018)	Long-term liabilities	10,851	—

Cash flow hedges of future revenue
U.S.$123,177 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$126,537 as at September 30, 2018)	Current assets	484	16
	Long-term assets	2,293	89
	Current liabilities	611	3,884
	Long-term liabilities	97	4,952

$279,695 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($267,104 as at September 30, 2018)	Current assets	8,478	3,417
	Long-term assets	8,791	1,573
	Current liabilities	—	4,254
	Long-term liabilities	—	8,651

€100,801 foreign currency forward contracts between the euro and the Indian rupee (€103,588 as at September 30, 2018)	Current assets	4,362	16
	Long-term assets	6,627	73
	Current liabilities	—	2,936
	Long-term liabilities	—	4,601

£79,434 foreign currency forward contracts between the British pound and the Indian rupee (£85,674 as at September 30, 2018)	Current assets	1,805	12
	Long-term assets	3,761	53
	Current liabilities	25	2,697
	Long-term liabilities	3	3,516

€64,233 foreign currency forward contracts between the euro and the British pound (€74,818 as at September 30, 2018)	Current assets	792	69
	Long-term assets	846	8
	Current liabilities	—	1,289
	Long-term liabilities	25	1,576

€62,551 foreign currency forward contracts between the euro and the Moroccan dirham (€63,064 as at September 30, 2018)	Current assets	564	71
	Long-term assets	1,275	415
	Current liabilities	638	1,106
	Long-term liabilities	1,161	2,322

$206,291 other foreign currency forward contracts ($275,698 as at September 30, 2018)	Current assets	2,027	249
	Long-term assets	1,549	158
	Current liabilities	626	1,302
	Long-term liabilities	526	1,055

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    21

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at March 31, 2019	As at September 30, 2018
		$	$
Cash flow hedges of Senior U.S. unsecured notes
U.S.$560,000 cross-currency swaps to Canadian dollar (U.S.$700,000 as at September 30, 2018)	Long-term assets	5,811	79
	Current liabilities	4,742	21,950
	Long-term liabilities	19,723	32,195

Fair value hedges of Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2018)	Long-term liabilities	4,659	12,326

During the six months ended March 31, 2019, the Company settled cross-currency swaps with a notional amount of $193,900,000 for a net amount of $1,934,000. The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
During the six months ended March 31, 2019, the Company has entered into an unsecured committed term loan credit facility, for a notional amount of U.S.$500,000,000 expiring in December 2023.
During the six months ended March 31, 2019, the Company entered into U.S. dollar to euro cross-currency swap agreements for a notional amount of U.S.$500,000,000, which was designated as a foreign exchange hedge of the Company's net investment in its European operations and a cash flow hedge of the Company’s exposure to the interest and currency risks related to its U.S.$500,000,000 unsecured committed term loan credit facility.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2019 and 2018    22